UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-51439

Diamond Foods, LLC

(successor in interest to Diamond Foods, Inc.)

(Exact name of registrant as specified in its charter)

600 Montgomery Street, 13th Floor,

San Francisco, California 94111

(415) 445-7444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Preferred Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.001 per share :	one (1)
Preferred Stock, par value $0.001 per share :	zero (0)

Explanatory Note: On February 29, 2016, Diamond Foods, Inc. completed a merger transaction under which Diamond Foods, Inc. merged into Shark Acquisition Sub II, LLC, a wholly-owned subsidiary of Snyder’s-Lance, Inc. Following the merger, Shark Acquisition Sub II, LLC (a successor in interest to Diamond Foods, Inc.) was renamed Diamond Foods, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Diamond Foods, LLC, the successor company to Diamond Foods, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2016	By:	/s/ Rick D. Puckett
Rick D. Puckett Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.